Exhibit 1

NEWS RELEASE

North American Palladium Announces Adoption of Advance Notice By-Law

Toronto, Ontario, March 15, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) announced today that its Board of Directors has approved an advance notice by-law (the “By-Law”). The purpose of the By-Law is to provide shareholders, directors and management of the Company with a clear framework for nominating directors for election to the Board of Directors and timely information in connection with such nominations.

Among other things, the By-Law requires that advance notice be given to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act; or (ii) a shareholder proposal made pursuant to the provisions of such Act. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the By-Law.

The By-Law is currently in effect. The Company will ask shareholders to confirm and ratify the By-Law at its next annual and special meeting of shareholders on May 9, 2013. The full text of the By-Law is available on SEDAR at www.sedar.com.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com